

Mail Stop 4628

March 18, 2016

Via E-Mail
Mr. Ira M. Birns
Executive Vice President and Chief Financial Officer
World Fuel Services Corporation
9800 Northwest 41st Street, Suite 400
Miami, Florida 33178

> **Re:** **World Fuel Services Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 001-09533**

Dear Mr. Birns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 23

1. Please expand your discussion to address any known trends or uncertainties that are reasonably expected to have a material impact on revenue, cost of revenue, or income from operations. For example, we note that during your 2015 fourth quarter and full year earnings call on February 11, 2016, your management quantitatively described the volume increase, as well as discussed your customer mix changes by segment and certain trends in 2016. In addition, disclosure appearing on page 11 of your filing on Form 10-K under your risk factors indicates that extended periods of low fuel prices can also have an adverse effect on your results of operations and overall profitability, as well as on the

valuation of inventory to the extent your hedges are not effective at mitigating fluctuations in fuel prices. However, you have not provided a discussion in your filing with respect to an analysis of known material trends, demands and uncertainties.

Refer to Section III of Financial Reporting Release No. 72, codified in FRC §501.12 and Item 303 of Regulation S-K.

2. We note that you enter into financial derivatives in order to mitigate the risk of market price fluctuations in aviation, marine and land fuel, to offer your customers fuel pricing alternatives to meet their needs and to mitigate the risk of fluctuations in foreign currency exchange rates. You also enter into derivative transactions for purposes of arbitrage. Based on the quantitative information disclosed on pages 60 through 63, the fair value of your derivative contracts significantly impacted your gross profit for the year ended December 31, 2015 and comparable prior periods. Please discuss the impact to your results of operations that arose from changes in fair value of your derivatives for all periods presented. Refer to Item 303(a)(3)(i) of Regulation S-K.

Discourse during your earnings call on February 11, 2016 references that certain market participants are no longer actively engaging in derivative transactions due to difficult market conditions. Please tell us how you considered a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in your filing. See Item 303(a)(3)(ii) of Regulation S-K and Section III of Financial Reporting Release No. 72, as it pertains to Focus on Material Trends and Uncertainties, codified in FRC §501.12.

Liquidity and Capital Resources, page 30

3. Expand your comparative discussion of results to provide more detail about the underlying causes in the sources of cash. For example, to state that net cash from operating activities increased "due to year-to-year changes in assets and liabilities, net of acquisitions" does not explain noticeable changes in inventories, short-term derivative assets, accounts payable and other line items that appeared to fluctuate with more variation.

Critical Accounting Policies and Estimates, page 32

4. We note that although you have identified various accounting policies that you consider to be critical to your financial statements, you have not provided a discussion and analysis that is substantially incremental to the accounting policies outlined in your financial statements based on the degree of uncertainty regarding the estimates or assumptions involved. Please refer to Section V of Financial Reporting Release No. 72, as it pertains to disclosures about Critical Accounting Estimates in Management's Discussion and Analysis, codified in FRC §501.14, and submit the revisions that you believe would address the following objectives.

- Address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements.

- Provide greater insight into the quality and variability of information regarding financial condition and operating performance.

- Analyze the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

- Explain why the estimates or assumptions bear the risk of change and indicate how accurate these have been in the past.

- Analyze sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources